[redacted]

SECU 11018503 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-68080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HGP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 E. SCHILLER STREET, SUITE 224
(No. and Street)

ELMHURST	IL	60126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN PHILLIPS 312-445-8751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN R. WATERS & COMPANY
(Name – *if individual, state last, first, middle name*)

123 N. WACKER DRIVE, SUITE 1550	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/11/2011

OATH OR AFFIRMATION

I, JONATHAN PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HGP SECURITIES, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

"OFFICIAL SEAL"
Andriy Herha
Notary Public, State of Illinois
DuPage County
My Commission Expires Sept. 5, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HGP SECURITIES, LLC
(A Limited Liability Company)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members of
HGP Securities, LLC

We have audited the accompanying statements of financial condition of HGP Securities, LLC (A Limited Liability Company) as of December 31, 2010 and December 31, 2009 and the related statements of operations, changes in members' equity, and cash flows for the years ended December 31, 2010 and 2009 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of HGP Securities, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John R. Waters & Company

Chicago, Illinois
February 24, 2011

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009
(See Accompanying Auditors' Report)

ASSETS

	2010	2009
CURRENT ASSETS:		
Cash	$22,530	$13,138
Accounts receivable	15,000	-
Prepaid expenses	3,660	3,108
TOTAL CURRENT ASSETS	41,190	16,246
OTHER ASSETS		
Deposits	61	381
TOTAL ASSETS	$41,251	$16,627

LIABILITIES AND MEMBERS' EQUITY

	2010	2009
CURRENT LIABILITIES:		
Accounts payable	$ 1,630	$ 1,131
Due to affiliate	92	2,815
TOTAL CURRENT LIABILITIES	1,722	3,946
MEMBERS' EQUITY (Exhibit III)	39,529	12,681
TOTAL LIABILITIES AND MEMBERS' EQUITY	$41,251	$16,627

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(See Accompanying Auditors' Report)

	2010	2009
REVENUE	$226,484	$ -
OPERATING EXPENSES:		
Advertising	186	-
Professional and compliance	16,975	5,503
Rent	3,287	816
Office supplies and expense	1,383	123
Telecommunications	2,607	136
Information technology	396	-
Computer expense	608	-
Consulting	-	150
Licenses and registrations	4,989	552
Other taxes and licenses	250	-
Dues and subscriptions	799	-
Insurance	1,456	415
Travel	907	-
Repairs and maintenance	40	-
Meals and entertainment	129	-
Utilities	244	-
Bank charges	380	275
TOTAL OPERATING EXPENSES	34,636	7,970
NET INCOME (LOSS)	$191,848	$(7,970)

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(See Accompanying Auditors' Report)

	2010	2009
MEMBERS' EQUITY - BEGINNING OF YEAR	$ 12,681	$20,651
Capital contributions	25,000	-
Capital distributions	(190,000)	-
Net income (loss) (Exhibit II)	191,848	(7,970)
MEMBERS' EQUITY - END OF YEAR (Exhibit I)	$ 39,529	$12,681

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(See Accompanying Auditors' Report)

	2010	2009
CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES:		
Net income (loss)	$191,848	$ (7,970)
Changes in operating assets and liabilities:		
Accounts receivable	(15,000)	-
Deposits	320	1,282
Prepaid expenses	(552)	(3,108)
Accounts payable	499	1,131
Due to affiliate	(2,723)	2,815
NET CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES	174,392	(5,850)
CASH PROVIDED BY (APPLIED TO) FINANCING ACTIVITIES:		
Member contributions	25,000	-
Member distributions	(190,000)	-
NET CASH (APPLIED TO) FINANCING ACTIVITIES	(165,000)	-
NET INCREASE (DECREASE) IN CASH	9,392	(5,850)
CASH - BEGINNING OF YEAR	13,138	18,988
CASH - END OF YEAR	$ 22,530	$13,138

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009
(See Accompanying Auditors' Report)

NOTE 1 – DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

HGP Securities, LLC (the Company), formed under a certain Operating Agreement dated April 9, 2008, is a fully disclosed broker-dealer and, as of September 22, 2009, is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides capital raising services and merger and acquisition advisory services to companies in the health-care industry.

Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes gross revenues from capital raising services and merger and acquisition advisory services when the earnings process is substantially complete in accordance with the contract for the services provided.

Accounts receivable - Accounts receivable consist primarily of trade receivables for capital raising services. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement related to office costs, such as rent, utilities, and other miscellaneous office expenses with another company related through common ownership. The expense sharing agreement stipulates that the Company is liable for approximately 25% of these costs. The Company has the option to renew the agreement on an annual basis. At December 31, 2010 and 2009, the Company owed the affiliate $92 and $2,815 for expenses advanced on behalf of the Company, respectively.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In 2010 and 2009, the Company had a minimum net capital requirement of $5,000. Net capital and aggregate indebtedness change from day to day, but at December 31, 2010, and 2009 the Company had net capital of $20,808 and $9,192, respectively which was $15,808 and $4,192 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was .08 to 1.0 and .43 to 1.0 at December 31, 2010 and 2009, respectively.

NOTE 4 – CUSTOMER CONCENTRATIONS

The Company had the following concentrations in 2010 in revenue and accounts receivable:

	Sales	Accounts Receivable
Customer A	6.6%	100%
Customer B	92.9%	-

NOTE 5 – INCOME TAXES

The financial statements do not include a provision for federal income taxes since the members recognize their proportionate share of the Company's income or loss on their individual tax returns. However, the Company remains liable for state replacement tax for the portion of income or loss allocated to those members that are exempt from the state's replacement tax reporting requirements. No provision for state replacement tax was required in 2010 or 2009.

NOTE 6 – SUBSEQUENT EVENTS

All material events from December 31, 2010 through the date these financial statements were issued, which is the date of the Auditors' report, have been either disclosed or adjusted in the financial statements.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

DECEMBER 31, 2010 AND 2009

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
HGP Securities, LLC

Our report on our audits of the basic financial statements of HGP Securities, LLC (A Limited Liability Company) for December 31, 2010 and 2009 appear on page 1. The audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, presented in Schedules A and B, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R. Waters & Company

Chicago, Illinois
February 24, 2011

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

HGP SECURITIES, LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2010 AND 2009
(See Accompanying Auditors' Report on Supplementary Information)

	2010	2009
NET CAPITAL:		
Total members' equity (Exhibit III)	$39,529	$12,681
Deductions:		
Non-allowable assets:		
Accounts receivable	15,000	-
Deposits	61	381
Prepaid expenses	3,660	3,108
Total deductions	18,721	3,489
NET CAPITAL	20,808	9,192
MINIMUM NET CAPITAL REQUIREMENT	5,000	5,000
EXCESS NET CAPITAL	$15,808	$ 4,192
AGGREGATE INDEBTEDNESS		
Total liabilities	$ 1,722	$ 3,946
Ratio of aggregate indebtedness to net capital	.08 to 1.0	.43 to 1.0

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

The accompanying notes are an integral part of this statement.

HGP SECURITIES, LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2010 AND 2009
(See Accompanying Auditors' Report on Supplementary Information)

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) of the rule and does not hold customers' monies or securities.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of HGP Securities, LLC

In planning and performing our audits of the financial statements and supplemental schedules of HGP Securities, LLC (A Limited Liability Company) for the years ended December 31, 2010 and 2009, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a) (11).
2. Procedure for determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the years ended December 31, 2010 and 2009 and this report does not affect our report thereon dated February 24, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 24, 2011